THORNHILL SECURITIES, INC.

Exemption Report

Thornhill Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under Rule 17 C.F.R § 240.15c-3-3;

(2) The Company met the identified exemption provisions in Rule 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Thornhill Securities, Inc.

I, J. Brian Morrison, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:
Title: Chairman/CEO
Date: February 17, 2016

336 South Congress Avenue, Suite 200
Austin, Texas 78704
(512) 472-7171
Toll Free (800) 677-9103
Fax (512) 472-7180